UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
    (Amendment No. )*

SCIENCE 37 HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

808644108
(CUSIP Number)

Michael A. Boxer
Senior Vice President, General Counsel and Secretary
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ting Chen
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

December 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Pharmaceutical Product Development, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,379,797

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,379,797

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,379,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Wildcat Acquisition Holdings (UK) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,379,797

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,379,797

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,379,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Jaguar Holding Company II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,379,797

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,379,797

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,379,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Jaguar Holding Company I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,379,797

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,379,797

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,379,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Eagle Holding Company II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,379,797

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,379,797

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,379,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
PPD, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,379,797

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,379,797

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,379,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Thermo Fisher Scientific Powder US Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,379,797

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,379,797

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,379,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Thermo Fisher Scientific Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,379,797

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,379,797

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,379,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Science 37 Holdings, Inc. (formerly known as LifeSci Acquisition II Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 600 Corporate Pointe, Suite 320, Culver City, California 90230.

Item 2. Identity and Background

This Schedule 13D is filed jointly on behalf of Thermo Fisher Scientific Inc. (“Thermo Fisher”), Thermo Fisher Scientific Powder US Holdings Corp. (“Powder Holdings”),  PPD, Inc. (“PPD”), Eagle Holding Company II, LLC (“Eagle II”), Jaguar Holding Company I, LLC (“Jaguar I”), Jaguar Holding Company II (“Jaguar II”), Wildcat Acquisition Holdings (UK) Limited (“Wildcat”) and Pharmaceutical Product Development, LLC (“Pharma LLC” and, collectively with Thermo Fisher, Powder Holdings, PPD, Eagle II, Jaguar I, Jaguar II and Wildcat, the “Reporting Persons”).

Thermo Fisher is a Delaware corporation and is a leading supplier of scientific instrumentation, reagents and consumables and software services. Thermo Fisher conducts its business operations through its direct and indirect subsidiaries, including Powder Holdings, for which it is the sole shareholder. Powder Holdings is Delaware corporation whose principal business is serving as the sole shareholder of PPD. PPD is a Delaware corporation and is a leading provider of drug development services to the biopharmaceutical industry. PPD conducts its business operations through its direct and indirect subsidiaries, including Eagle II, for which it serves as sole member. Eagle II is a Delaware limited liability company whose principal business is serving as the sole member of Jaguar I. Jaguar I is a Delaware limited liability company whose principal business is serving as the sole shareholder of Jaguar II. Jaguar II is a Delaware corporation whose principal business is serving as the sole shareholder of Wildcat. Wildcat is a corporation organized under the laws of the United Kingdom whose principal business is serving as the sole member of Pharma LLC. Pharma LLC is a Delaware limited liability company whose principal business is providing of drug development services to the biopharmaceutical industry and investing in securities of the Issuer. The principal office of Wildcat is 11 Granta Park, Cambridge CB21 6GQ, United Kingdom, the principal office of each of PPD, Eagle II, Jaguar I, Jaguar II and Pharma LLC is 929 North Front Street, Wilmington, North Carolina 28401 and the principal office of each of Thermo Fisher and Powder Holdings is 168 Third Avenue, Waltham, Massachusetts 02451.

Information regarding each director and executive officer of PPD is set forth on Schedule I attached hereto, which is incorporated herein by reference in response to this Item 2. Information regarding each director and executive officer of Thermo Fisher and Powder Holdings is set forth on Schedule II attached hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

On October 6, 2021 (the “Closing Date”), in connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 6, 2021 (the “Merger Agreement”), by and among LifeSci Acquisition II Corp. (“LSAQ”), LifeSci Acquisition II Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of LSAQ (“Merger Sub”) and Science 37, Inc., a Delaware corporation (“Science 37”), Merger Sub merged with and into Science 37 (the “Business Combination”) with Science 37 surviving the merger as a wholly-owned subsidiary of LSAQ. Following the Business Combination, LSAQ was renamed “Science 37 Holdings, Inc.” In exchange for their ownership of preferred stock of Science 37 prior to the Business Combination, Pharma LLC received 16,879,797 shares of Common Stock of the Issuer in accordance with the terms of the Merger Agreement.

Immediately prior to the closing of the Business Combination, Pharma LLC also purchased 500,000 shares of Common Stock in a private placement at a purchase price of $10.00 per share (the “PIPE Investment”). Pharma LLC’s payment of the purchase price in the PIPE Investment was funded through the working capital of Pharma LLC.

On December 8, 2021, in connection with the closing of the transaction contemplated by the Agreement and Plan of Merger, dated as of April 15, 2021, by and among Thermo Fisher, Powder Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Thermo Fisher (“Powder Merger Sub”), and PPD, among other things, Powder Merger Sub merged with and into PPD (the “Acquisition”), with PPD surviving the Acquisition as a wholly owned subsidiary of Thermo Fisher. As a result of the Acquisition, Thermo Fisher acquired the shares of Common Stock beneficially owned by PPD and its subsidiaries.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference thereto.

Pharma LLC acquired the shares of Common Stock beneficially owned by it pursuant to the Business Combination and for investment purposes.  Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into shares of Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or securities exercisable for or convertible into shares of Common Stock or dispose of any or all of its shares of Common Stock or securities exercisable for or convertible into shares of Common Stock depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, each of the Reporting Persons may engage in communications with one or more other shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there are 114,707,150 shares of Common Stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2021.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own an aggregate of 17,379,797 shares of Common Stock, representing approximately 15.2% of shares of Common Stock outstanding.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto. None of the persons listed on Schedule II is a beneficial owner of Common Stock.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons, nor to its knowledge, any person listed on Schedule I or Schedule II, has effected any transactions in Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Director Nomination Agreement

Immediately prior to the effective time of the Business Combination, LSAQ and certain stockholders of Science 37, including Pharma LLC, entered into a Director Nomination Agreement pursuant to which each party agreed that the Post-Business Combination Board of Directors of the Issuer will initially consist of at least seven members, one of which will be appointed by LSAQ pursuant to the Merger Agreement, and the remainder of which will be appointed by Science 37. The initial Post-Business Combination Board is comprised of the following: the Chief Executive Officer of the Issuer immediately following the closing of the Business Combination, John W. Hubbard, Neil Tiwari, Emily Rollins, one independent director to be designated by certain affiliates of Redmile Group, LLC, one independent director to be designated by certain affiliates of Lux Capital Management, LLC and one independent director to be designated by Pharma LLC. The Director Nomination Agreement also provides, among other things, that from and after the closing of the Business Combination and until such time as it holds less than 10.0% of the issued and outstanding common stock of the Issuer, each of these stockholders will be entitled to nominate one person for election as a director of the Post-Business Combination Board at the applicable meeting of the stockholders of the Issuer, and subject to the Post-Business Combination Board’s fiduciary duties, the Post-Business Combination Board will recommend these directors for stockholder approval. Pharma LLC has designated Bhooshitha B. De Silva to serve on the Board of Directors of the Issuer pursuant to the terms of the Director Nomination Agreement.

Registration Rights Agreement

In connection with the closing of the Business Combination, Science 37, LSAQ and certain stockholders of LSAQ and certain stockholders of Science 37 who received shares of Issuer Common Stock pursuant to the Merger Agreement, including Pharma LLC, entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), which became effective upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, the Issuer has agreed to file a shelf registration statement within 45 days following the closing of the Business Combination in respect of the equity securities held by certain parties to the Registration Rights Agreement, including Pharma LLC, and will maintain such shelf registration statement until such parties have sold all eligible equity securities of the Issuer beneficially owned by such parties as of the closing of the Business Combination. Pursuant to the Registration Rights Agreement, (i) LifeSci Holdings LLC (together with its permitted transferees, the “Sponsor Holder”) and/or (ii) the holders of at least 20% of the number of shares of the Issuer’s Common Stock registrable thereunder (the “Registrable Securities”) are entitled to make a written demand for registration under the Securities Act of 1933, as amended (the “Securities Act”), of all or part of their Registrable Securities, as the case may be (a “Demand Registration”), and also have customary piggyback rights on registered offerings of equity securities of the Issuer and certain other registration rights. The Issuer is not obligated to effect more than one Demand Registration for the Sponsor Holder and two Demand Registrations for other holders of registrable securities, including Pharma LLC.

Any underwritten offering of the Issuer’s equity securities will be subject to customary cut-back provisions. Pursuant to the Registration Rights Agreement, the Issuer has agreed to cooperate and use commercially reasonable efforts to consummate the applicable registered offerings initiated by the parties and will pay the fees and expenses of such offerings (including fees of one counsel for the parties participating in such offering).

Subscription Agreement

In connection with the execution of the Merger Agreement, Pharma LLC entered into a subscription agreement with the Issuer, dated as of May 6, 2021 (the “Subscription Agreement”), pursuant to which Pharma LLC purchased 500,000 shares of Issuer common stock at a purchase price of $10.00 per share upon consummation of the Business Combination. Pursuant to the Subscription Agreement, the Issuer has agreed to file a registration statement within 30 days following the closing of the Business Combination (the “Filing Deadline”) to register for resale all shares purchased in the PIPE Investment and will use commercially reasonable efforts to have such registration statement declared effective by the SEC no later than the earlier of (i) 60 calendar days following the Filing Deadline (or 90 calendar days if the SEC notifies the Issuer that it will “review” the registration statement) and (ii) the fifth business day after the date the Issuer is notified in writing by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Issuer has further agreed, subject to the terms and conditions of the Subscription Agreement, to use commercially reasonable efforts to maintain the continuous effectiveness of such registration statement until the earliest of (i) four years following the Business Combination, (ii) the date all shares purchased in the PIPE Investment by Pharma LLC may be sold by Pharma LLC without regard to the volume or manner of sale limitations pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (iii) the date on which such Pharma LLC has sold all shares purchased in the PIPE Investment, or (iv) when such shares shall have ceased to be outstanding.

References to and descriptions of the Director Nomination Agreement, the Registration Rights Agreement and the Subscription Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.
Director Nomination Agreement, dated as of October 6, 2021, by and among LifeSci Acquisition II Corp., Pharmaceutical Product Development, LLC and certain other stockholders of the Issuer (incorporated by reference to Exhibit B to PPD, Inc.’s Schedule 13D filed on October 18, 2021).

C.
Amended and Restated Registration Rights Agreement, dated as of October 6, 2021, by and among the Issuer, Pharmaceutical Product Development, LLC and certain other stockholders of the Issuer (incorporated by reference to Exhibit C to PPD, Inc.’s Schedule 13D filed on October 18, 2021).

D.	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 7, 2021).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2021

THERMO FISHER SCIENTIFIC INC.

By:	/s/ Michael Boxer
Name:	Michael Boxer
Title:	Senior Vice President, General Counsel and Secretary

THERMO FISHER SCIENTIFIC POWDER US HOLDINGS CORP.

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	President

PPD, INC.

By:	/s/ Julia James
Name:	Julia James
Title:	Executive Vice President, General Counsel and Secretary

EAGLE HOLDING COMPANY II, LLC

By:	/s/ Julia James
Name:	Julia James
Title:	Executive Vice President, General Counsel and Secretary

JAGUAR HOLDING COMPANY I, LLC

By: Eagle Holding Company II, LLC, its Managing Member

By:	/s/ Julia James
Name:	Julia James
Title:	Executive Vice President, General Counsel and Secretary

[Schedule 13D Signature Page]

JAGUAR HOLDING COMPANY II

By:	/s/ Julia James
Name:	Julia James
Title:	Executive Vice President, General Counsel and Secretary

WILDCAT ACQUISITION HOLDINGS (UK) LIMITED

By:	/s/ Christopher Fikry
Name:	Christopher Fikry
Title:	Director

PHARMACEUTICAL PRODUCT DEVELOPMENT, LLC

By:	/s/ Julia James
Name:	Julia James
Title:	Executive Vice President, General Counsel and Secretary

[Schedule 13D Signature Page]

SCHEDULE I

Executive Officers and Directors of PPD, Inc.

The name and principal occupation of each director and executive officer of PPD, Inc. are set forth below. The address for each person listed below is c/o PPD, Inc., 929 North Front Street, Wilmington, North Carolina 28401. All executive officers and directors listed are United States citizens other than Julia James, who is a citizen of the United Kingdom.

EXECUTIVE OFFICERS:

Name	Present Principal Occupation or Employment

David Johnston	Senior Vice President and President, Clinical Research, Thermo Fisher Scientific Inc.
Michael Boxer	Senior Vice President, General Counsel and Secretary, Thermo Fisher Scientific Inc.
Julia James	General Counsel, Clinical Research, Thermo Fisher Scientific Inc.
Anthony Hugh Smith	Vice President, Tax and Treasury, and Treasurer, Thermo Fisher Scientific Inc.
Maura A. Spellman	Assistant Treasurer, Thermo Fisher Scientific Inc.
James E. Bruni	Assistant Secretary, Thermo Fisher Scientific Inc.
Michael K. Michaud	Assistant Secretary, Thermo Fisher Scientific Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Michael Boxer	Senior Vice President, General Counsel and Secretary, Thermo Fisher Scientific Inc.
Anthony Hugh Smith	Vice President, Tax and Treasury, and Treasurer, Thermo Fisher Scientific Inc.
Maura A. Spellman	Assistant Treasurer, Thermo Fisher Scientific Inc.

SCHEDULE II

The name and principal occupation of each director and executive officer of Thermo Fisher Scientific Powder US Holdings Corp. and Thermo Fisher Scientific Inc. are set forth below. The address for each person listed below is c/o Thermo Fisher Scientific Inc., 168 Third Avenue, Waltham, Massachusetts 02451. All executive officers and directors listed are United States citizens other than Lars R. Sørensen, who is a citizen of Denmark, and Dion Weisler, who is a citizen of Australia. Mark P. Stevenson is a dual citizen of the United States and the United Kingdom.

Thermo Fisher Scientific Powder US Holdings Corp.

EXECUTIVE OFFICERS:

Name	Present Principal Occupation or Employment

Anthony Hugh Smith	Vice President, Tax and Treasury, and Treasurer, Thermo Fisher Scientific Inc.
Maura A. Spellman	Assistant Treasurer, Thermo Fisher Scientific Inc.
James E. Bruni	Assistant Secretary, Thermo Fisher Scientific Inc.
Michael K. Michaud	Assistant Secretary, Thermo Fisher Scientific Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Anthony Hugh Smith	Vice President, Tax and Treasury, and Treasurer, Thermo Fisher Scientific Inc.

Thermo Fisher Scientific Inc.

EXECUTIVE OFFICERS:

Name	Present Principal Occupation or Employment

Michael Boxer	Senior Vice President, General Counsel and Secretary, Thermo Fisher Scientific Inc.
Marc N. Casper	Chairman, President and Chief Executive Officer, Thermo Fisher Scientific Inc.
Joseph Holmes	Vice President and Chief Accounting Officer, Thermo Fisher Scientific Inc.
Michel Lagarde	Executive Vice President, Thermo Fisher Scientific Inc.
Mark P. Stevenson	Executive Vice President and Chief Operating Officer, Thermo Fisher Scientific Inc.
Stephen Williamson	Senior Vice President and Chief Financial Officer, Thermo Fisher Scientific Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Marc N. Casper	Chairman, President and Chief Executive Officer, Thermo Fisher Scientific Inc.
Nelson J. Chai	CFO, Uber Technologies Inc.
C. Martin Harris	Associate VP and Chief Business Officer, University of Texas Austin, Dell Medical School
Tyler Jacks	President, Break Through Cancer
R. Alexandra Keith	Chief Executive Officer, P&G Beauty, Proctor & Gamble Company
Thomas J. Lynch	Chairman, TE Connectivity, Ltd.
Jim P. Manzi	Chairman, Stonegate Capital
James C. Mullen	Chairman, President and Chief Executive Officer, Editas Medicine, Inc.
Lars R. Sørensen	Retired President and CEO of Novo Nordisk A/S
Debora L. Spar	Professor, Harvard Business School
Scott M. Sperling	Co-Chief Executive Officer, Thomas H. Lee Partners, LP
Dion J. Weisler	Retired President and CEO, HP Inc.